UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 3

                          NEWFIELD EXPLORATION COMPANY
                               (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   651 290 108
                                 (CUSIP Number)

    Check the following box if a fee is being paid with this statement [ ].

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 1)   Name  and I.R.S. Identification No. of Reportingg Person:

      Yale University
      I.R.S. Number 06-0646973-N

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 2)   Check the Appropriate Box if a Member of a Group:

      (a) (Not Applicable)
      (b) (Not Applicable)

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 3)   SEC Use Only

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 4)   Citizenship or Place of Organization

      Yale University is a Connecticut corporation.

      Number of Shares         (5)    Sole Voting Power -           1,492,078*
      Beneficially Owned by    (*/number is post a 2-for-1 split as of 12/31/96
      Each Reporting           -------------------------------------------------
      Person With:             (6)    Shared Voting Power (Not Applicable)

                               -------------------------------------------------
                               (7)    Sole Dispositive Power -      1,492,078*
                               (*/number is post a 2-for-1 split as of 12/31/96)
                               -------------------------------------------------
                               (8)    Shared Dispositive Power (Not Applicable)

--------------------------------------------------------------------------------
 9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,492,078*
                               (*/number is post a 2-for-1 split as of 12/31/96)
--------------------------------------------------------------------------------
10)   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
      (Not Applicable)

--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9):  4.3%

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12)   Type of Reporting Person:  EP

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


Item 1.

      (a)  Name of Issuer:

           Newfield Exploration Company (the "Company")


      (b)  Address of Issuer's Principal Executive Offices:

           363 N. Sam Houston Pkwy. E.
           Suite 2020
           Houston, Texas 77060

Item 2.

      (a)  Name of Person Filing:

           Yale University

      (b)  Address of Principal Office:

           Yale University Investments Office
           230 Prospect Street
           New Haven, CT 06511-2107
           Attn: Tim Sullivan, Associate Director

      (c)  Citizenship:

           Yale University is a Connecticut corporation.

      (d)  Title of Class of Securities:

           Common Stock, $0.01 par value per share

      (e)  CUSIP Number:

           651 290 108

Item 3.

           (Not Applicable)

Item 4.    Ownership:

      (a)  Amount Beneficially Owned:   1,492,078*
           (*/number is post a 2-for-1 split as of 12/31/96)

      (b)  Percent of Class:     4.3%

      (c)  Number of Shares as to which such person has:

           (i) sole power to vote or to direct the vote: 1,492,078* (*/number is post a 2-for-1 split as of 12/31/96)

           (ii)  shared power to vote or to direct the vote:
                 (Not Applicable)

           (iii) sole power to dispose or to direct the disposition of:
                 1,492,078*
                 (*/number is post a 2-for-1 split as of 12/31/96)

           (iv) shared power to dispose or to direct the disposition of:
                (Not Applicable)

           Yale University; Warburg, Pincus Investors, L.P.; The Board of Regents of The University of Texas System, as trustee for The University of Texas System Common Trust Fund; The Permanent University Fund of the State of
Texas; and the Company were parties to a voting agreement (the "Voting Agreement") which provided that each of such stockholders had the fight to designate a number of nominees for director equal to the total number of directors constituting the Board of Directors of the Company multiplied by the percentage of issued and outstanding Common Stock of the Company owned by such stockholder (rounded to the nearest whole director). The Voting Agreement required that the Company nominate the designated directors and that each of these stockholders vote its shares for the designated directors. The rights of any one of these stockholders to designate one or more directors ceased (and such stockholder was no longer be a party to the Voting Agreement) if such stockholder's ownership fell below 10% of the issued and outstanding Common Stock of the Company (the ownership of The University of Texas System Common Trust Fund and The Permanent University Fund of the State of Texas is aggregated for the purpose of this 10% threshold) By virtue of the reduction in its ownership position, Yale University's rights under tire Voting Agreement have ceased (and Yale University is no longer a party to the Voting Agreement). The Voting Agreement will terminate on the election of directors at the third regular annual meeting of stockholders held after the closing of the Company's initial public offering.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X].

Item 6     Ownership of More Than Five Percent on Behalf of Another Person:

           (Not Applicable)

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           (Not Applicable)

Item 8     Identification and Classification of Members of Group:

           (Not Applicable)

Item 9     Notice of Dissolution of Group:

           (Not Applicable)

Item 10    Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 9, 1997                 /s/ David F. Swensen
                                       -----------------------------------------
                                       Name:  David F. Swensen
                                       Title: Chief Investment Officer



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